Exhibit 4.1

Description of Escalade’s Registered Securities

The following summary of the common stock of Escalade, Incorporated (“Escalade” or the “Company”) is based on and qualified by, among other things, the Company’s restated articles of incorporation and the Company’s amended bylaws, both of which are filed as exhibits to the Company’s Annual Report on Form 10-K.

The Company’s authorized capital stock consists of 31,000,000 shares, of which 30,000,000 shares are common stock, no par value per share, and 1,000,000 shares are preferred stock, no par value per share. No shares of preferred stock are issued and outstanding as of the fiscal year ended December 31, 2024. The Company’s common stock is listed on the NASDAQ Global Market under the symbol “ESCA.” The Company’s common stock is the Company’s only class of registered securities.

Common Stock

Dividend Rights. Subject to the dividend rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive ratably dividends as may be lawfully declared at any time by the Company’s board of directors.

Rights Upon Liquidation. Upon liquidation, dissolution or winding up of the Company’s affairs, after payment to the holders of any outstanding shares of preferred stock of the full amount to which they are entitled, the holders of shares of common stock are entitled, to the exclusion of any holders of preferred stock, to share ratably in the Company’s remaining assets that are legally available for distribution after satisfaction of the Company’s liabilities.

No Conversion, Redemption or Preemptive Rights. Holders of the Company’s common stock have no conversion, redemption, preemptive or similar rights.

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Neither the Company’s restated amended articles of incorporation nor amended bylaws provide for cumulative voting in the election of directors.

Other Provisions. No shares of any class of the Company’s capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of, the Company.

Potential Effects of Issuance of Preferred Stock. The Company’s restated articles of incorporation authorize the Company’s board of directors, without further stockholder action, to provide for the issuance of up to 1,000,000 shares of preferred stock, in one or more series, and to fix, by the adoption and filing in accordance with the Indiana Business Corporation Law (the "IBCL"), of a resolution or resolutions of the board of directors, the designations, terms and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences, of any series of the Company’s preferred stock. However, the listing requirements of the NASDAQ Stock Market, which will apply to the Company so long as Escalade common stock remains listed on the NASDAQ Global Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Escalade common stock.

The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company and could decrease the amount available for distribution to holders of Escalade common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, the issuance of preferred stock could have the effect of decreasing the market price of Escalade common stock.

Anti-Takeover Effects of Provisions of the Company’s Restated Articles of Incorporation and Amended Bylaws. The Company’s restated articles of incorporation and amended bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

The Company’s amended bylaws provide that special meetings of holders of common stock may be called only by the Company’s board of directors or by the Company’s Secretary upon the written request, stating the purpose of any such special meeting, of the holders of at least 10% of the Company’s outstanding shares of common stock.

The Company’s amended bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Company’s board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. To be timely under the amended bylaws as currently in effect, a stockholder notice must be delivered or mailed to the Company’s Secretary at the Company’s principal executive offices not less than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting of stockholders. In the event that the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than sixty (60) days after such anniversary date, then to be timely such notice must be received no later than the later of ninety (90) days prior to the date of the meeting or the tenth day following the day on which public announcement of the date of the meeting was made.

Under Section 23-1-39-1 of the IBCL and the Company’s restated articles of incorporation and amended bylaws, the Company’s bylaws may be adopted, repealed, altered or amended by either a majority of the Company’s board of directors, by the unanimous written consent of the board of directors, or by a majority of the Company’s outstanding shares at a meeting of the stockholders.

Certain Provisions of the IBCL

As an Indiana corporation, the Company is governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult certain unsolicited acquisitions or changes in control of the Company. These provisions also may have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interest.

Unanimous Written Consent of Stockholders. Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of common stock may be effected only at an annual meeting or special meeting of such holders, and stockholders may act in lieu of such meetings only by unanimous written consent.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters' rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person (directly or indirectly, alone or as part of a group) to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges:

●	one-fifth or more but less than one-third;
●	one-third or more but less than a majority; or
●	a majority or more.

"Control share acquisition" means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or bylaws, including a by-law adopted by the corporation's board of directors, provide that they do not apply. The Company’s restated articles of incorporation and amended bylaws do not currently exclude the Company from Chapter 42.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a "resident domestic corporation" to engage in any business combinations with an "interested shareholder" for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of "beneficial owner" for purposes of Chapter 43, means a person who individually or with or through any of its affiliates or associates, directly or indirectly, owns or has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any "derivative instrument" that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. The Company’s restated articles of incorporation do not exclude the Company from Chapter 43.

Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation's voting shares are registered under Section 12 of the Exchange Act. The Company’s amended bylaws expressly state that the provisions of Chapter 33 do not apply to the Company; however, the IBCL permits this election to be rescinded by subsequent action of the Company’s board of directors.